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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

| | Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Shuyler                         Richard                 H.
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   (Last)                            (First)              (Middle)

     c/o Atlas Air Worldwide Holdings, Inc.
     2000 Westchester Avenue
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                                    (Street)

     Purchase                          NY                  10577
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     ATLAS AIR WORLDWIDE HOLDINGS, INC. - CGO
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     For fiscal year ended December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock                2/8/02                   A               7,374(1)    A      $10.68   20,227(2)      D
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Common Stock                                                                                      2,417         I         By child
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*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Explanation of Responses:

(1) Represents an award of restricted stock units that are exchangeable for common shares on a one-for-one basis and that are subject to certain vesting requirements.

(2) Includes common shares purchased under the Employee Stock Purchase Plan, an employee benefit plan qualified under Section 423 of the Internal Revenue Code.



/s/ Michael W. Borkowski                                     February 12, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                POWER OF ATTORNEY


The undersigned does hereby make, constitute and appoint Thomas G. Scott, John
W. Dietrich and Michael W. Borkowski as the undersigned's true and lawful agents and attorneys-in-fact (each hereinafter referred to as an "Attorney") to act either together or alone in the name and on behalf of the undersigned for and with respect to the matters hereinafter described.

     Each Attorney shall have the power and authority to prepare, execute and deliver Statements of Changes of Beneficial Ownership of Securities on Form 4 or Form 5 (or such other forms as may be designated from time to time by the Securities and Exchange Commission (the "Commission") for such purpose) or any amendments thereto required to be filed with the Commission under the Securities Exchange Act of 1934 on behalf of the undersigned as a result of the undersigned's transactions in, or changes in beneficial ownership of, equity securities (including derivative securities) of Atlas Air Worldwide Holdings, Inc.

Each Attorney is hereby authorized to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient in order to more effectively carry out the intent and purposes of the foregoing.

The Power of Attorney conferred hereby is not delegable by any Attorney. Each Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

The undersigned hereby ratifies, confirms and adopts as the undersigned's own act and deed all action lawfully taken by the Attorneys, or any of them, pursuant to the power and authority herein granted.

Unless sooner revoked by the undersigned, this Power of Attorney shall be governed by the laws of the State of New York, and the power and authority granted herein shall terminate on December 31, 2004.

IN WITNESS HEREOF, the undersigned has set his or her hand this 12th day of August, 2002.


                             /s/ Richard H. Shuyler
                             -------------------------------------
                             Signature


                             Richard H. Shuyler
                             -------------------------------------
                             Print Name